Exhibit 10.4

Serena Software, Inc.

June 20, 2013

Robert I. Pender, Jr.

c/o Serena Software, Inc.

1850 Gateway Drive, 4th Floor

San Mateo, CA 94404

Dear Bob:

At the request of the Board of Directors of Serena Software, Inc. (“Serena”), we are pleased to extend an offer to you for the position of Senior Vice President, Finance and Chief Financial Officer of Serena.

This letter confirms our offer of employment to you. The terms of your employment include the following:

Your base salary will be $350,000 over a period of twelve (12) months before applicable payroll taxes, tax withholdings and voluntary deductions, commencing as of June 17, 2013 and payable in equal installments of $14,583.33 (less applicable payroll taxes, tax withholdings and voluntary deductions) on a semi-monthly basis on or about the 15th and last day of each month.

You will be eligible to receive an annual cash incentive bonus based on an annual target bonus equal to 100% of your base salary for a period of twelve (12) months. For fiscal year 2014, the annual cash incentive plan is governed by the terms of the FY 2014 Executive Annual Incentive Plan. Your actual bonus payout will be subject to the achievement of our annual EBITA (earnings before interest, taxes and amortization) target under our fiscal year 2014 operating plan as revised on June 5, 2013. Achievement of less than 95% of the EBITA target will result in no payout, achievement of 95% of the EBITA target will result in a 50% payout, achievement of 100% of the EBITA target will result in a 100% payout and achievement of 105% of the EBITA target will result in a 150% payout of the applicable target bonus amount. Bonus payouts are capped at 150% of your applicable target bonus. For fiscal year 2014, your applicable target bonus will be $262,500, which reflects a proration of your annual target bonus based on your expected period of service during the fiscal year. The actual payout of your pro-rated bonus (less applicable taxes, withholdings and voluntary deductions) for fiscal year 2014 will be guaranteed at 100% of your pro-rated applicable target bonus if you remain employed through fiscal year 2014; provided, that if a Change in Control should occur prior to the end of fiscal year 2014, Serena will pay you 100% of your applicable target bonus (i.e. $262,500) immediately prior to the Change in Control.

1850 Gateway Drive, 4th Floor San Mateo California 94404	T 650.481.3400 F 650.481.3700
www.serena.com

Robert I. Pender, Jr.

June 20, 2013

You will be granted 750,000 restricted stock units under Serena’s Amended and Restated 2006 Stock Incentive Plan (“Stock Plan”) pursuant to the terms of Serena’s standard Restricted Stock Unit Agreement (Retention Award). Subject to your continued employment on the applicable vesting event, 100% of the restricted stock units will vest upon the first to occur of (a) the 3rd anniversary of the date of grant, (b) a Change in Control, or (c) an Initial Public Offering. If the vesting event is a Change in Control, each restricted stock unit will be cancelled immediately prior to such Change in Control in consideration for a payment equal to the per share consideration received by Silver Lake Partners II, L.P. and affiliates for their holdings of Serena’s common stock (the “SLP Per Share Consideration”) in such Change in Control as set forth in more detail below; provided, that the aggregate payment that you will be entitled to receive with respect to the cancellation of all of your restricted stock units in such Change in Control will not be (i) less than $500,000 or (ii) more than $2,000,000. Such payments shall be made net of all required taxes and withholdings. The aggregate payment to be made in consideration of the cancellation of your restricted stock units in connection with a Change in Control will be:

1)	if such aggregate payment is to be $500,000:

•	paid wholly in cash and not subject to any indemnity escrow or any other holdback .

2)	if such aggregate payment is in excess of $500,000 but not in excess of $1,000,000:

•	subject to the same terms and conditions as apply to the payment of the SLP Per Share Consideration, except that:

•

while it is not expected that there will be any indemnity escrow, should there be one, your participation in any such escrow shall be limited to a cap of 15% of your interest, with a duration for such escrow period of no longer than one year following the closing, after which such participation amount will be paid in cash, and

•

while the expectation is any sale would be for all cash, should the consideration comprise any non-cash element, you shall not be required to participate in any such non-cash aspect of the consideration, such as a stock-for-stock exchange, seller paper, or earn-out, but instead shall receive your interest entirely in cash based on the fair market value of the SLP Per Share Consideration.

3)	if such aggregate payment is in excess of $1,000,000:

•	the first $1,000,000 of your interest shall be paid as described in bullet 2 immediately above, and

•	the portion of your interest that exceeds $1,000,000 shall be subject to the same terms and conditions as apply to the payment of the SLP Per Share Consideration.

Robert I. Pender, Jr.

June 20, 2013

In addition, Serena shall set aside a discretionary bonus pool through which additional awards may be granted by the compensation committee of the Board of Directors at the time of a Change in Control. You may participate in this discretionary pool, with the amount of any such award to be determined by the compensation committee in its sole discretion, and, if applicable, paid to you by Serena at or immediately prior to the Change in Control. To the extent a grant from this discretionary pool brings the aggregate payment to be made to you in consideration of the cancellation of restricted stock units in connection with a Change in Control over $500,000, the provisions of 2 above will apply. It is not expected that a grant from this discretionary pool would bring your aggregate payment over $1,000,000 but it is nonetheless agreed that in any such event, the provisions of 3 above will apply.

In the event that your employment is terminated by Serena without Cause or by you for Good Reason, you will be entitled to the following severance benefits: (i) continuation of your base salary for a period of twelve (12) months following the termination of your employment, payable over the twelve (12) month period in accordance with Serena’s customary payroll practices; provided, however, that the first payment will be made on the first regularly scheduled payroll date following the date on which the Release (defined below) becomes irrevocable (the “Release Effective Date”); (ii) payment of 100% of your annual target bonus for the fiscal year in which your employment terminates, payable on the first regularly scheduled payroll date following the Release Effective Date; and (iii) continuation of your health coverage through reimbursement of premiums under COBRA for a period of twelve (12) months following the termination of your employment. All severance benefits will be subject to applicable payroll taxes and tax withholdings. The severance benefits will be contingent upon your execution, delivery and non-revocation, within sixty (60) days following the termination of employment , of a customary release of claims in favor of Serena and its affiliates (the “Release”) (which Release will be delivered to you within five (5) business days following the termination of your employment), and continued compliance with certain restrictive covenants, including customary non-competition and non-solicitation arrangements covering the duration of the salary continuation period and a customary non-disparagement arrangement. Notwithstanding the preceding to the contrary, (x) fifty percent (50%) of the aggregate payment described in item (i) above will be paid solely in consideration of your continued compliance with the non-competition covenant, and if you fail to comply with the non-competition covenant, Serena will cease making any further installments of such payments and (y) if the sixty (60) day period during which you may consider the Release spans two calendar years, the first payment shall commence on the first regularly scheduled payroll date that occurs in the second calendar year (and such first installment shall include all installment payments that would otherwise have been paid prior to such date if this provision did not apply).

In addition, if your employment is terminated as a result of a termination without Cause or resignation for Good Reason within twelve (12) months following a Change in Control, you will be entitled to receive (i) continuation of your base salary for a period of twelve (12) months following the termination of your employment; (ii) payment of 100% of your annual target bonus; (iii) payment of a prorated portion of your annual target bonus for the

Robert I. Pender, Jr.

June 20, 2013

period of service during the fiscal year in which the termination of employment occurs; and (iv) continuation of your health coverage through the reimbursement of premiums under COBRA for a period of twelve (12) months following the termination of your employment, subject to the terms and conditions of a separate Change in Control agreement that will be provided to you under separate cover.

For purpose of this letter, the terms “Cause,” “Good Reason” and “Change in Control” are defined in the Stock Plan, and “Initial Public Offering” is defined in the Restricted Stock Unit Agreement (Retention Award).

Notwithstanding anything to the contrary in this offer letter, (i) if at the time of the termination of your employment, you are a “specified employee” as defined in Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and the deferral of the commencement of any payments or benefits payable to you as a result of your termination is necessary to prevent any accelerated or additional tax under Section 409A, then Serena will defer the commencement of such payments or benefits until the date that is six months following your termination (or the earliest date permitted under Section 409A) and (ii) if any other payments of money or other benefits due to you could cause the application of an accelerated or additional tax under Section 409A, the payments or other benefits will be deferred if deferral will make such payments or other benefits compliant under Section 409A, or otherwise restructured, in a manner, as equitably determined by Serena’s Board of Directors, that does not cause an accelerated or additional tax. For purposes of Section 409A, the right to a series of installment payments under this offer letter will be treated as a right to a series of separate payments. With respect to the payment of amounts or benefits that are nonqualified deferred compensation subject to Section 409A, a termination of employment will not be deemed to have occurred for purpose of this offer letter unless the termination is also a “separation from service” within the meaning of Section 409A, and any references in this offer letter to a “resignation,” “termination,” “termination of employment” or like term will mean a separation from service. Except to the extent any expense, reimbursement or in-kind benefit does not constitute a “deferral of compensation” within the meaning of Section 409A: (a) the amount of expenses eligible for reimbursement or in-kind benefits provided to you during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to you in any other calendar year, (b) the reimbursements for expenses will be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, and (c) the right to payment or reimbursement or in-kind benefits may not be liquidated or exchanged for any other benefit.

Silver Lake Partners and Serena shall use commercially reasonable best efforts to obtain stockholder approval in accordance with the terms of Section 280G of the Internal Revenue Code in connection with any “change in ownership or effective control” of Serena or any “change in the ownership of a substantial portion of the assets of Serena” prior to or at a Change in Control.

Robert I. Pender, Jr.

June 20, 2013

You will be required to execute Serena’s Code of Conduct, Confidentiality and Assignment of Inventions Agreement and Arbitration Agreement, which will be provided to you separately.

In connection with your role as an executive officer of Serena, you will be required to relocate to the area of Serena’s corporate headquarters located in San Mateo, California. For a period of up to twelve (12) months, Serena will reimburse you up to $5,000 per month for reasonable and eligible expenses incurred by you to reside in temporary housing located within thirty-five (35) miles of Serena’s corporate headquarters. Eligible expenses will include costs incurred for temporary housing, such as an extended stay hotel room rates or apartment rental. In addition, associated moving costs will be reimbursed up to $1,000. You will be responsible for any income taxes associated with the reimbursement of such expenses.

Employment with Serena is on an at-will basis. You are free to terminate your employment for any reason at any time with or without prior notice. Similarly, Serena can terminate your employment relationship with or without cause or notice.

This written offer constitutes all of the material terms of your compensation and supersedes any previous verbal commitments. The terms of this offer may only be changed by written amendment to this offer letter. This offer letter supersedes in its entirety your prior employment agreement with Serena dated March 9, 2006, which is no longer effective. For purposes of the Management Stockholders Agreement dated March 7, 2006, you will be deemed a “Management Investor” and not a “Senior Manager.” Upon your acceptance of this offer letter, please return the signed original to me and retain a copy for your records.

Your experience and talents will be a strong addition to our company. We are excited about you joining our team and look forward to your contribution. Please call me with any questions you may have.

Sincerely,

/s/ Karen King

Karen M. King
Director of Serena Software, Inc. and
Managing Director of Silver Lake Technology Associates II, L.L.C., as General Partner of Silver Lake Partners II, L.P.

Accepted:	/s/ Robert I. Pender, Jr.
Robert I. Pender, Jr.

Date:	June 20, 2013